MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended
	September 30,
	2006	2005
Net Income	$221,240	$273,849

Weighted average common shares outstanding for basic computation	372,600	372,600

Basic earnings per share	$0.59	$0.73

Weighted average common shares outstanding for basic computation	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—

Weighted average common shares and equivalents Outstanding for diluted computation	372,600	372,600

Diluted earnings per share	$0.59	$.73